January 18, 2006

Andrew Mew
United States
Securities and Exchange Commission
Washington, D.C., 20549

Re: Viscount Systems Inc.
U.S. SEC letter dated December 21, 2005
Form 10-KSB for the Year ended December 31, 2004
Filed March 31, 2005
File No. 000-49746

Dear Mr. Mew,

As a follow-up to your letter dated December 21, 2005, the Company is aware and acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

If you have additional comments, please contact me at 604-323-7228, or fax me at 604-327-9446.

Sincerely,

/s/ Les Fong
Les Fong
Chief Financial Officer